Exhibit 99.5
Consent of Director Nominee
     I hereby consent to the use of my name, disclosure regarding my agreement to join the board of directors of A. Schulman, Inc. (“A. Schulman”) upon the consummation of the merger of Wildcat Spider, LLC, a wholly-owned subsidiary of A. Schulman, and ICO, Inc., and the disclosure of my biographical information included under the heading “THE MERGER — A. Schulman Board of Directors and Executive Officers After the Merger” and elsewhere in the A. Schulman Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 30, 2009 and in all amendments or supplements thereto.

/s/ Eugene R. Allspach
Eugene R. Allspach

Dated: January 5, 2010